Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 18, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1440
                            Equity Best Ideas 2016-1
                       File Nos. 333-210026 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1444, filed on April 13, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Equity Best Ideas 2016-1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please clarify in this section whether Baird's recommendations takes into consideration industry sector weightings.

      Response: The fifth sentence of this section has been removed.

Additional Revisions

      The third sentence of the "Principal Investment Strategy" section has been revised. The Trust invests significantly in the consumer products sector and invests in a single real estate investment trust. As such, the "Principal Investment Strategy" section and the risks sections have been revised, as appropriate. Additionally, the foreign securities disclosures have been deleted from the "Principal Risks" section because it is not a principal risk of the Trust. Finally, risk disclosures relating to investments in small-capitalization companies and emerging market companies have been deleted because the Trust does not invest in these securities.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren